--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
             ------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

             ------------------------------------------------------

                                (Amendment No. 9)


                            INTEK GLOBAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


  COMMON STOCK, $0.01 PAR VALUE                                458134 10 3
----------------------------------                       -----------------------
  (Title of class of securities)                              (CUSIP number)


                             HOWARD CHATZINOFF, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                              NEW YORK, N.Y. 10153
                                 (212) 310 8000
 ------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications )

                                  June 4, 1999
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box {__}.



                         (Continued on following pages)

                              (Page 1 of 11 Pages)



LO1:\67425\06\1G0X06!.DOC\73273.0001

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 2 of 11
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                    SECURICOR COMMUNICATIONS LIMITED

                  I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                                                                  N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)    {X}
                                                                                                     (B)    {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               00
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                        34,741,015(1)
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                   34,741,015(1)
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0
----------------- --------------------------------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                    34,741,015(1)
                  REPORTING PERSON:

----------------- --------------------------------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              66.75%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------

(1)      Includes 9,741,015 shares of Common Stock issuable to Securicor
         Communications Limited ("SCL"), at its option, pursuant to its conversion rights under a convertible loan facility, dated February 19, 1999, between SCL and the Issuer (the "Convertible Loan Facility").

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 3 of 11
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                    SECURICOR INTERNATIONAL LIMITED

                  S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
                  PERSON:                                                                           N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)    {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               00
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                              937,042
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                         937,042
             REPORTING


                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0

----------------- ----------------------------------------------------------------------------------- --------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                          937,042
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               2.22%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 4 of 11
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                                      SECURITY SERVICES PLC

                  S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
                  PERSON:                                                                           N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)    {_}

----------------- ---------------------------------------------------------------------------------- ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               N/A
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                        35,678,057(1)
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                  35,678,057 (1)
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0
                                     ------------ ----------------------------------------------- ------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                   35,678,057 (1)
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}

----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              68.55%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------


(1) Includes 9,741,015 shares of Common Stock issuable to SCL, at its option, pursuant to the Convertible Loan Facility.

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 5 of 11
--------------------------------------------------------------------------------

----------------- --------------------------------------------- ----------------------------------------------------------
1.                NAME OF REPORTING PERSONS:                                               SECURICOR PLC

                  S.S. or I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                                                                  N/A

----------------- ---------------------------------------------------------------------------------- ---------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)   {X}
                                                                                                     (B)   {_}

----------------- --------------------------------------------- ------------------------------------ ---------------------
3.                SEC USE ONLY
----------------- --------------------------------------------- ------------------------------------ ---------------------
4.                SOURCE OF FUNDS                                               N/A
----------------- ---------------------------------------------------------------------------------- ---------------------
5.                CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO ITEM 2(d)           {_}
                  OR 2(e):
----------------- ---------------------------------------------------------------------------------- ---------------------

6.                CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    UNITED KINGDOM
----------------- ------------------------------------------------------ -------------------- ----------------------------
                                     7.
             NUMBER OF                            SOLE VOTING POWER:                                       35,678,057 (1)
              SHARES

                                     ------------ ----------------------------------------------- ------------------------
           BENEFICIALLY              8.           SHARED VOTING POWER:                                                  0
             OWNED BY

                                     ------------ ----------------------------------------------- ------------------------
               EACH                  9.           SOLE DISPOSITIVE POWER:                                  35,678,057 (1)
             REPORTING

                                     ------------ ----------------------------------------------- ------------------------
            PERSON WITH              10.          SHARED DISPOSITIVE POWER:                                             0

----------------- ----------------------------------------------------------------------------------- --------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                 35, 678, 057 (1)
                  REPORTING PERSON:

----------------- ----------------------------------------------------------------------------------- --------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              {_}


----------------- ----------------------------------------------------------------------------------- --------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              68.55%

----------------- ----------------------------------------------------------------------------------- --------------------
14.               TYPE OF REPORTING PERSON:                                                                            CO
----------------- ----------------------------------------------------------------------------------- --------------------


(1) Includes 9,741,015 shares of Common Stock issuable to SCL, at its option, pursuant to the Convertible Loan Facility.

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 6 of 11
--------------------------------------------------------------------------------

         This Amendment No. 9 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the reporting persons named therein (the "Corporations") with respect to their ownership of common stock, par value $0.01 per share (the "Common Stock"), of Intek Global Corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in such
Schedule 13D, as previously amended.


Item 4.           Purpose of Transaction.


       Item 4 is hereby amended and supplemented by the addition of the following information:


       At the close of business on June 4, 1999, Securicor Communications Limited ("SECURICOR COMMUNICATIONS") delivered a letter to Dean Howard Frank, Chairman of the Special Committee of the Board of Directors of the Issuer (the "SPECIAL COMMITTEE") proposing a business combination transaction pursuant to which the Issuer would become a wholly-owned subsidiary of Securicor Communications. The letter indicated that this transaction would result in the receipt by all shareholders of the Issuer other than Securicor Communications and its subsidiaries of U.S. $2.75 per share in cash, which represents a 91% premium over the per share price of the Issuer common stock at the close of business on January 20, 1999, the day immediately preceding the announcement by the Issuer that it was appointing the Special Committee to evaluate any proposals by Securicor Communications with respect to its equity and debt interests in the Issuer. The letter further indicated that, although Securicor Communications was willing to negotiate the terms of a merger agreement, Securicor did not intend to increase the proposed price per share. Securicor Communications is waiting for the Special Committee's response to this proposal.



Item 7.           Material to be Filed as Exhibits


       The following is filed herewith as an exhibit to this Schedule 13D
Amendment:


       (i) Letter, dated June 4, 1999, from Securicor Communications to Dean Howard Frank, as Chairman of the Special Committee.

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CUSIP No. 458134 10 3                  13D                  Page 7 of 11
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          SECURICOR COMMUNICATIONS LIMITED

Date:    June 7, 1999                     By: /s/ Nigel Griffiths
                                              ---------------------------------
                                              Name: Nigel Griffiths
                                              Title: Director

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CUSIP No. 458134 10 3                  13D                  Page 8 of 11
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        SECURICOR INTERNATIONAL LIMITED

Date:    June 7, 1999                    By: /s/ Nigel Griffiths
                                             ----------------------------------
                                             Name: Nigel Griffiths
                                             Title: Director

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 9 of 11
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        SECURITY SERVICES PLC

Date:    June 7, 1999                   By: /s/ Nigel Griffiths
                                            -----------------------------------
                                            Name: Nigel Griffiths
                                            Title: Director and Secretary

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 10 of 11
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       SECURICOR PLC

Date:    June 7, 1999                  By: /s/ Nigel Griffiths
                                           ------------------------------------
                                           Name: Nigel Griffiths
                                           Title: Director and Secretary

--------------------------------------------------------------------------------
CUSIP No. 458134 10 3                  13D                  Page 11 of 11
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX


EXHIBIT NO.             DOCUMENT                                    PAGE NO.
-----------             --------                                    --------

(1)                     Letter, dated June 4, 1999, from
                        Securicor Communications Limited to
                        Dean Howard Frank, as Chairman of
                        the Special Committee of the Board
                        of Directors of Intek Global
                        Corporation